UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 30, 2014
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye” or “the Company”)
Sibanye announces Form 20-F filing
Westonaria, 30 April 2014: Sibanye announces that it has filed its annual report on Form 20-F, for the year ended 31 December
2013 with the U.S. Securities and Exchange Commission. The
document is available at www.sibanyegold.co.za.
Sibanye shareholders, including holders of Sibanye American
Depository shares, may also receive hard copies of the Form 20-F, which includes the audited financial statements, free of charge from James Wellsted whose contact details are listed below.
ENDS
Contact
James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
+27 11 278 9863
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 30, 2014
By:
/s/ Charl Keyter
Name: Charl
Keyter
Title: Chief
Financial Officer